TOURNIGAN GOLD CORPORATION
SUPPLEMENTAL MAILING LIST RETURN CARD

National Instrument 51-102 Continuous Disclosure Obligations, requires that Tournigan Gold Corporation (the "Corporation") send annually a request form to registered holders and beneficial owners of its securities to enable such holders and owners to request a copy of the Corporation’s annual financial statements and related management’s discussion and analysis ("MD&A") and/or interim financial statements and related MD&A, in accordance with the procedures set out in National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive the Corporation’s annual financial statements and related MD&A and/or interim financial statements and related MD&A, you must complete this form and forward it to the Corporation at the following address:

TOURNIGAN GOLD CORPORATION
1200 – 570 Granville Street
Vancouver, BC, V6C 3P1

Please note that both registered holders and beneficial owners of the Corporation’s securities should return this form. Registered holders of the Corporation’s securities will not automatically receive the foregoing financial statements and MD&A. (Registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank’s name.)

To use electronic methods for communication with our shareholders, we request that you provide us with your e-mail address. Please insert your e-mail address and initial and date below to indicate your consent to receive information by e-mail instead of in paper form.